SNIPP INTERACTIVE INC. ANNOUNCES RESULTS OF ITS ANNUAL

GENERAL & SPECIAL MEETING AND PROVIDES CORPORATE UPDATE

June 8, 2015

TSX Venture Exchange

Trading Symbol: SPN

BETHESDA, MARYLAND -- Snipp Interactive Inc. ("Snipp"), an international provider of mobile marketing solutions listed on the TSX Venture Exchange, announced that it held its annual general and special meeting of shareholders (the "Meeting") on Monday, June 1, 2015.

Snipp would like to thank its shareholders for their continued support as all matters that were put before them at the Meeting were approved. In particular, Snipp is pleased to announce the re-election of Atul Sabharwal, Ritesh Bhavnani, Ram Ramkumar, Conrad Swanson and Michael Dillon to its board of directors (the "Board"). Shareholders also reappointed MNP LLP as Snipp's auditor of for the ensuing year.

Snipp also received shareholder approval for amendments to certain sections of its articles (the "Articles") that grant Snipp more corporate flexibility and minimize the time and expense of calling a shareholders' meeting when the Board wishes to exercise its discretion in certain strategic circumstances.

In accordance with the policies of the TSX-V, Snipp obtained disinterested shareholder approval of a new fixed number stock option plan (the “New Option Plan”) and also obtained disinterested shareholder approval of conditional stock option grants. Snipp has also granted each of its three independent directors, Ram Ramkumar, Conrad Swanson and Michael Dillon, 50,000 options to purchase common shares of Snipp. One-third of the options are to vest in twelve months and the remainder vest in one-third increments every twelve months thereafter until they are fully-vested. The options have an exercise price of C$0.68 per common share and expire after five years.

For more information on these and other matters voted on at the Meeting, see Snipp's information circular dated April 27, 2015 that is available on Snipp's SEDAR profile at www.sedar.com.

In addition to these matters, management gave shareholders a corporate update presentation at the Meeting. The slide deck that was made available to shareholders is available on Snipp's website at www.snipp.com/agm.

Q1 Financial Results

Further to the news release dated June 1, 2015, management wishes to give shareholders further clarity on its Q1 financial statements that have been filed on Snipp's SEDAR profile (the "Q1 Financials").

The campaign infrastructure expenses cited in the Q1 Financials were higher as a percentage of revenue than in past reporting periods as a result of Snipp testing new models of selling services to its customers. The resulting additional costs impacted Snipp's margins in Q1, but margins are expected to return to historical levels going forward.

While the testing of new models resulted in higher costs in Q1, it also enabled Snipp to capture more market share, launch new products such as Snipp Rebates and have a better understanding of alternative pricing models before entering into an agreement to acquire (the "Acquisition") Hip Digital Media, Inc. ("HIP").

The management team is very encouraged by the significant increase in revenues in Q1 and looks forward to closing the Acquisition and integrating HIP into its service platform to continue to provide growth for its shareholders.

Engagement of Investor Relations Firm

Snipp is also pleased to announce that it has retained Capital Ideas Investor Relations (“Capital Ideas”) to provide investor relations, corporate marketing, communication enhancement and strategic awareness services. Capital Ideas is based in Toronto with its principals having vast capital markets experience including roles in institutional sales, corporate development and investment banking. The contract is for an initial period of six months. Under the terms of the contract, Snipp will pay Capital Ideas $8,000 per month and re-imbursement of pre-approved expenses.

Snipp also announces that Jennifer McDaigle has transitioned from VP of Sales and Client Services of Snipp to VP of Sales and Client Services for Snipp USA.

About Snipp:

Snipp's technology platform enables brands to drive customer engagement and purchase. Our solutions include loyalty, rebates, receipt processing, promotions, and data analytics. We provide our clients with a full spectrum of services including creative, program conceptualization, technology, legal, rewards provisioning, fulfillment and reporting. We have created hundreds of cutting-edge programs for Fortune 500 brands and world-class agencies.

Snipp is headquartered in Bethesda, Maryland, with offices across the United States, Canada, Ireland, the Middle East and India. We are a publicly listed company and were selected to the TSX Venture 50® for 2015, a collection of the strongest companies on the TSX Venture Exchange.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions are intended to identify forward-looking statements. Forward looking information includes but is not limited to statements with respect to closing the Acquisition, the integration of HIP, the revenue contributions expected from acquiring it and the integration of its platform. In particular, there can be no assurance that the Acquisition will close. Such statements reflect our current views with respect to future events and are subject to such risks and uncertainties. Many factors could cause our actual results to differ materially from the statements made, including those factors discussed in filings made by us with the Canadian and United States securities regulatory authorities. Should one or more of these risks and uncertainties, such as changes in demand for and prices for the products of the company or the materials required to produce those products, labour relations problems, currency and interest rate fluctuations, increased competition and general economic and market factors, occur or should assumptions underlying the forward looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, or expected. We do not intend and do not assume any obligation to update these forward-looking statements, except as required by law. The reader is cautioned not to put undue reliance on such forward-looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Copyright Snipp Interactive Inc. All rights reserved. All other trademarks and trade names are the property of their respective owners.

FOR FUTHER INFORMATION PLEASE CONTACT:

Press Enquiries:

Atul Sabharwal, CEO

415-595-7151

atul@snipp.com

Investor Relations:

Jaisun Garcha, CFO

1-888-99-SNIPP

investors@snipp.com